December 23, 2020	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com

Daniel F. Duchovny, Special Counsel
Office of Mergers and Acquisitions	Richard Vernon Smith
Division of Corporation Finance
U.S. Securities and Exchange Commission	E rsmith@orrick.com
100 F Street, NE	D +1 415 773 5830
Washington, DC 20549	F +1 650 614 7401

Re:          Gridsum Holding Inc.

Schedule 13E-3

Filed on November 24, 2020 by Gridsum Holding Inc.

Filed by Gridsum Holding Inc., Kang Bo Si Nan (Beijing)

Technology Co., Ltd., Gridsum Group Limited, Gridsum

Corporation, Gridsum Growth Inc., Mr. Guosheng Qi, Generation

Gospel Limited, Fairy Spirit Limited, Mr. Guofa Yu, Garden

Enterprises Ltd., Zhangjiagang Zhixinggewu Enterprise

Management Center (Limited Partnership), and Wuxi Zhihe

Enterprise Consulting Partnership (Limited Partnership)

File No. 005-89840

Dear Mr. Duchovny:

Gridsum Holding Inc. (the “Company”) responds to your comment letter dated December 14, 2020.  For ease of reference, we have repeated your comments below followed by the Company’s responses.

Please note that all page numbers in the responses below refer to Amendment No. 1 to Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, both of which have been filed concurrently with this letter.  All capitalized terms, not otherwise defined herein, are defined in the Revised Proxy Statement.

We represent the special committee of the board of directors of the Company (the “Special Committee”).  To the extent any response relates to information concerning filing persons other than Gridsum Holding Inc., such response is included in this letter based on information provided to our client, the Special Committee, and us by such other persons or their respective representatives.

Schedule 13E-3

1.              We note that you recently disclosed unaudited financial results for the first half of 2020. Please include all material disclosure in your proxy statement.

In response to the Staff’s comment, the proxy statement has been revised.  Please refer to the updated disclosure on Pages 37, 40, 108 and 109 of the Revised Proxy Statement.

Proxy Statement

Summary Term Sheet, page 1

2.              Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item 1001 of Regulation M-A.

In response to the Staff’s comment, the disclosure in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” in the proxy statement has been revised.

Background of the Merger, page 32

3.              For any amounts expressed in RMB, please also provide the equivalent amount in USD.

In response to the Staff’s comment, the proxy statement has been revised.  Please refer to the updated disclosure on Pages 22 and 112 of the Revised Proxy Statement.

4.              Refer to the entry for September 22, 2020 on page 38. We note that you describe an instance in which the Buyer Group rejected changes proposed by the Special Committee to the draft documentation and to a proposed escrow arrangement relating to a potential termination fee. This appears to be one of several instances in which the Buyer Group expressed an unwillingness to negotiate with the Special Committee. Please describe how this affected the Special Committee’s work on the transaction, if at all, and its willingness to reject the proposed transaction entirely, given its apparent authority to do so.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 29 and Page 30 of the Revised Proxy Statement.

5.              Refer to the entry for September 29, 2020. Please tell us, with a view toward revised disclosure, who holds the remaining 60% equity interests in Beijing SPV and provide us your analysis as to why such persons are not filing persons in the Schedule 13E-3, if true.

In response to the Staff’s comment, we respectfully submit that the filing persons believe that the shareholders of the Beijing SPV are (i) Mr. Qi, (ii) Mr. Qi’s two affiliated entities, (iii) Trade in Service Innovation Investment Fund (Limited Partnership), (iv) Shenzhen Guoxie Phase I Equity Investment Fund, (v) HSF Agricultural Investment Fund (Limited Partnership), (vi) Chongqing Hongxin Yutao Enterprise Management Partnership (Limited Partnership), (vii) Ningbo Derunzhengyu Enterprise Management Partnership (Limited Partnership), (viii) Shijiazhuang Qianze Equity Investment Fund (Limited Partnership) , (ix) Wuxi Wanghe Investment Management Partnership (Limited Partnership) and (x) China Agricultural Reclamation Industry Investment Fund (Limited Partnership). The persons in (iii) to (x) above (collectively, the “Equity Investors”) collectively hold the remaining 60% equity interests in Beijing SPV. Each Equity Investor is a fund organized under the laws of the PRC. The persons in (i) and (ii) above have been listed as filing persons in the Schedule 13E-3.

We respectfully advise the Staff that the filing persons believe that the Equity Investors are not “filing persons” because they are not “affiliates” of the Company within the scope of Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and they are not deemed to be engaged, either directly or indirectly, in the going private transaction.

Under Rule 13e-3(a)(1), an affiliate of an issuer is “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Rule 12b-2 under the Exchange Act provides that the term “control” means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Each Equity Investor is a fund organized under the laws of the PRC. None of the Equity Investors or any of their designees are directors or executive officers of the Company, or have the power to direct or cause the direction of the management and policies of the Company; none of the Equity Investors beneficially own any equity securities in the Company; neither Mr. Qi nor Mr. Yu owns any equity interests in any of the Equity Investors; neither Mr. Qi nor Mr. Yu has the power to direct or cause the direction of the management and policies of any of the Equity Investors; and none of the Equity Investors are under common control with the Company. The Board of Directors of the Company, instead of the Equity Investors, possesses the power to direct the management and policies of the Company.  As such, the filing persons believe that none of the Equity Investors are “affiliates” within the scope of Rule 13e-3(a)(1).

In addition, the Equity Investors did not participate in the negotiation process of the going-private transaction. Mr. Qi is the sole director of the Beijing SPV and led the negotiation of the going-private transaction on behalf of the Consortium with the Special Committee.

For the foregoing reasons, the filing persons respectfully advise the Staff that each believes that none of the Equity Investors are “affiliates” of the Company within the meaning of Rule 13e-3 or are engaged, directly or indirectly, in the going-private transaction, and that the Equity Investors are not required to be included as filing persons in the Schedule 13E-3 in connection with the Merger.

6.              Please describe any efforts to include a requirement that the merger agreement be approved a majority of shareholders not part of, or affiliated with, the Buyer Group.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 28 of the Revised Proxy Statement.

7.              We note that the Support Agreement was executed on September 30, 2020 and that the related amendment to Schedule 13D filed by Mr. Qi, Mr. Yu and their affiliates was made on October 7, 2020. Please provide us your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a).

Messrs. Qi and Yu respectfully acknowledge the Staff’s position. They note that Rule 13d-2(a) requires an amendment to Schedule 13D be filed “promptly” after any material change occurs in the facts set forth in Schedule 13D required by Rule 13d-1(a) of the Exchange Act. According to SEC Release No. 34-39538 (January 12, 1998), the determination of what constitutes “promptly” under Regulation 13D-G is based upon the facts and circumstances surrounding the materiality of the change in information triggering the filing obligation and the filing person’s previous disclosures.

The Agreement and Plan of Merger, dated as of September 30, 2020 (the “Merger Agreement”), by and among the Company, Parent and Merger Sub contemplates that Mr. Qi, Mr. Yu and their affiliates signed the Support Agreement concurrently with the signing of the Merger Agreement. A copy of the Merger Agreement was furnished to the SEC as an exhibit to the Company’s current report on Form 6-K on October 1, 2020. The fact that Mr. Qi, Mr. Yu and their affiliates signed the Support Agreement has been disclosed to the public since pre-market on October 1, 2020.  Messrs. Qi and Yu also respectfully submit that China’s National Day Holiday lasted from October 1, 2020 through October 8, 2020. Despite the fact that people in China generally did not return to work until October 9, 2020,  Mr. Qi, Mr. Yu and their affiliates managed to file the amendment to Schedule 13D as soon as they could, pre-market on October 7, 2020, during such holiday period.

8.              We note on page 42 a reference to the Buyer Group’s expressed unwillingness to sell their shares in any transaction involving the company. Please revise this section to describe the events surrounding this position of the Buyer Group and any inquiry the Special Committee made in this respect.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 23 and Page 26 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 41

9.              Please address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than the Excluded Shares and the Dissenting Shares, rather than all security holders unaffiliated with the company. In this respect, we note that you use the defined term Unaffiliated Security Holders in your disclosure about the opinion despite the term being defined differently in the opinion itself.

In response to the Staff’s comment, the defined term “Unaffiliated Security Holders” as used in disclosure in the proxy statement about the opinion of Houlihan Lokey has been deleted and replaced throughout the Revised Proxy Statement with phrases which conform to the opinion itself.

As disclosed in the Revised Proxy Statement, the Special Committee reached its conclusions regarding the fairness of the Merger to the unaffiliated security holders after considering all of the factors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” in the Revised Proxy Statement”. In particular, the Special Committee believes that it is reasonable and appropriate to rely on the opinion from Houlihan Lokey in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the unaffiliated security holders because the opinion addressed the fairness, from a financial point of view, of such consideration to holders of the Shares and ADS holders, other than holders of Excluded Shares and ADSs representing the Excluded Shares (which, by definition include Dissenting Shares), which, also by definition, included all unaffiliated security holders. To the extent that an affiliated security holder may exist other than the holders of the Excluded Shares and ADSs representing the Excluded Shares, the consideration to be received by such affiliated security holder with respect to each Share held thereby will be the same in all respects as the consideration to be received by unaffiliated security holders with respect to each Share held by them.

In further response to the Staff’s comment, the proxy statement also has been revised. Please refer to the updated disclosure on Page 34 of the Revised Proxy Statement.

10.       On a related note, it appears that Houlihan Lokey conducted only two financial analyses in reaching its fairness opinion. We note that two financial analyses are fewer than most other going private transactions. Please revise to describe how, if at all, the Special Committee considered this in evaluating the Houlihan Lokey analyses and opinion and how, if at all, it affected the Special Committee’s fairness determination.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 36 and Page 37 of the Revised Proxy Statement.

11.       Please revise this section to address how the Special Committee considered the absence of a requirement that the transaction by approved by a majority of unaffiliated security holders given, if true, that the transaction is assured of being approved solely by the Buyer Group.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 28 of the Revised Proxy Statement.

12.       Refer to your discussion of the liquidation value and going concern value at the end of page 45 and beginning of page 46. Please revise your disclosure to explain your belief that the liquidation value would be significantly less than the going concern value.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 37 of the Revised Proxy Statement.

Certain Financial Projections, page 49

13.       Please revise to include the full projections instead of a summary.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Pages 43 through Page 45 of the Revised Proxy Statement.

14.       We note a reference on page 37 to “go private forecasts.” Please include such forecasts in this section.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 45 of the Revised Proxy Statement .

Opinion of the Special Committee’s Financial Advisor, page 52

15.       We note that in the first sentence of this section you describe the opinion to address the fairness of the Per Share Merger Consideration and Per ADS Merger Consideration, while the financial analyses appear to address only the latter. Please advise or revise.

We respectfully advise the Staff that, based on the fixed ADS-Class B Ordinary Share ratio of 1:1, the Per ADS Consideration and the Per Share Consideration reflect the same equity value of the Company. The only key difference between the Per ADS Consideration and the Per Share Consideration is whether the recipient of such consideration holds the Class B Ordinary Shares directly or the ADSs. Therefore, the Special Committee believes that the financial analyses address the fairness of both the Per ADS Consideration and the Per Share Consideration as stated in the fairness opinion issued by Houlihan Lokey.

16.       Please revise to disclose the financial data underlying the results described in the Selected Companies analysis and to show how that information resulted in the multiples/values disclosed.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 51 through Page 53 of the Revised Proxy Statement.

17.       Please revise to explain the meaning of the term “IIoT.”

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 51 of the Revised Proxy Statement.

18.       With respect to the Selected Companies analysis, please describe how Houlihan Lokey determined the companies it “deemed relevant.”

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 51 and Page 54 of the Revised Proxy Statement.

19.       With respect to the Discounted Cash Flow analysis, disclose the basis for the terminal value revenue multiples and the discount rates used by Houlihan Lokey.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 56 of the Revised Proxy Statement.

20.       Revise your disclosure to include a summary of the July 10, 2020 presentation made by Houlihan Lokey. See Item 1015(b) of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on Page 50 through Page 53 of the Revised Proxy Statement.

*            *            *

Please note that at the end of this letter is the requested written acknowledgement from the issuer and the other filing persons to the Schedule 13E-3.  If you have any questions about this filing or the Company’s responses, please contact me at (415) 773-5830 or rsmith@orrick.com.

Sincerely,

/s/ Richard Vernon Smith
Richard Vernon Smith

cc:

Jeffrey J. Sun, Esq.

Orrick, Herrington & Sutcliffe LLP

Stephanie Tang, Esq.

Hogan Lovells

Niping Wu, Esq.

Fenwick & West LLP

ACKNOWLEDGMENT

In response to the SEC comment letter dated December 14, 2020 regarding the Schedule 13E-3, File No. 005-89840, filed on November 24, 2020 by Gridsum Holding Inc. and the other filing persons named therein, the undersigned hereby acknowledge the following in connection with the Amendment filed with this response, as well as any subsequent amendment filed with the SEC:

•                  the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gridsum Holding Inc.

By:	/s/ Lee Cheuk Yin Dannis
Name:	Lee Cheuk Yin Dannis
Title:	Independent Director, Chairman of the Special Committee

[Signature Page to Acknowledgement (Gridsum Holding Inc.)]

Kang Bo Si Nan (Beijing) Technology Co., Ltd.
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Legal Representative

Gridsum Group Limited
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Gridsum Corporation
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Gridsum Growth Inc.
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

[Signature Page to Acknowledgement (Gridsum Holding Inc.)]

Guosheng Qi
By:	/s/ Guosheng Qi

Generation Gospel Limited
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Fairy Spirit Limited
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	Director

Guofa Yu
By:	/s/ Guofa Yu

Garden Enterprises Ltd.
By:	/s/ Guofa Yu
Name:	Guofa Yu
Title:	Director

[Signature Page to Acknowledgement (Gridsum Holding Inc.)]

Zhangjiagang Zhixinggewu Enterprise Management Center (Limited Partnership)
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	General Partner

Wuxi Zhihe Enterprise Consulting Partnership (Limited Partnership)
By:	/s/ Guosheng Qi
Name:	Guosheng Qi
Title:	General Partner

[Signature Page to Acknowledgement (Gridsum Holding Inc.)]